UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Notice for Annual General Meeting to be held on July 27, 2018
2.	Annual Meeting Proxy Card
3.	Proxy Statement
4.	Letter to Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 8, 2018

ITEM 1

GEOPARK LIMITED

IMPORTANT ANNUAL MEETING INFORMATION

Vote by Internet
•	Go to www.envisionreports.com/GPRK
•	Or scan the QR code with your smartphone
•	Follow the steps outlined on the secure website

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the

GEOPARK LIMITED Annual General Meeting to be Held on 27 JULY 2018

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view materials, you can also vote your shares.

Step 1: Go to www.envisionreports.com/GPRK to view the materials.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before July 17, 2018 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED’s Annual General Meeting will be held on 27 JULY 2018 at NUESTRA SEÑORA DE LOS ÁNGELES,

179, LAS CONDES, SANTIAGO, CHILE at 10 A.M. Local Time (GMT-4).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 – 10:

1.	To re-elect Gerald Eugene O´Shaughnessy as Director of the Company.

2.	To re-elect James Franklin Park as Director of the Company.

3.	To re-elect Juan Cristobal Pavez as Director of the Company.

4.	To re-elect Carlos Alberto Gulisano as Director of the Company.

5.	To re-elect Pedro Enrique Aylwin Chiorrini as Director of the Company.

6.	To re-elect Robert Bedingfield as Director of the Company.

7.	To re-elect Jamie B. Coulter as Director of the Company.

8.	To elect Constantin Papadimitriou as Director of the Company.

9.	To re-appoint Price Waterhouse & Co SRL as auditors of the Company.

10.	To authorize the Audit Committee to fix the remuneration of the Auditors.

11.	To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2017.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring your ID card and this notice with you.

Directions to GeoPark Limited 2018 Annual General Meeting

Here’s how to order a copy of the proxy materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request anemail copy of current materials you will receive an email with a link to the materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of proxy materials.

g	Internet – Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a copy of the current meeting materials and submit your preference for email or paper delivery of future meeting materials.

g	Telephone – Call us free of charge at 1-866-641-4276 and follow the instructions to log in and order a paper copy of the materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

g	Email – Send email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper copy of the proxy materials must be received by July 17, 2018.

ITEM 2

GEOPARK LIMITED

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by

11:59 p.m., EST/EDT, on July 26, 2018.

Vote by Internet

•	Go to www.envisionreports.com/GPRK
•	Or scan the QR code with your smartphone
•	Follow the steps outlined on the secure website

Vote by telephone

• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada   on a touch tone telephone

• Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	X

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10.

		For	Against	Abstain			For	Against	Abstain
1.	To re-elect Gerald Eugene O´Shaughnessy as Director of the Company.				2.	To re-elect James Franklin Park as Director of the Company.

3.	To re-elect Juan Cristobal Pavez as Director of the Company.				4.	To re-elect Carlos Alberto Gulisano as Director of the Company.

5.	To re-elect Pedro Enrique Aylwin Chiorrini as Director of the Company.				6.	To re-elect Robert Bedingfield as Director of the Company.

7.	To re-elect Jamie B. Coulter as Director of the Company.				8.	To elect Constantin Papadimitriou as Director of the Company.

9.	To re-appoint Price Waterhouse & Co SRL as auditors of the Company.				10	To authorize the Audit Committee to fix the remuneration of the Auditors.

11.	To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2017.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — GEOPARK LIMITED

Notice of 2018 Annual Meeting of Shareholders

NUESTRA SEÑORA DE LOS ÁNGELES, 179, LAS CONDES, SANTIAGO, CHILE

Proxy Solicited by Board of Directors for Annual Meeting — 27 JULY 2018

MR. JUAN CRISTOBAL PAVEZ and MR. PEDRO ENRIQUE AYLWIN CHIORRINI, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of GeoPark Limited to be held on 27 JULY 2018 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the nominees for directors and FOR Proposals 9 and 10.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

ITEM 3

ANNUAL GENERAL MEETING

  Santiago, Chile, 27 July 2018

GEOPARK LIMITED
This document is important and requires
your immediate attention

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. GMT-4 on July 27, 2018 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Directors:

Gerald E. O’Shaughnessy (Chairman)

James F. Park

Juan Cristóbal Pavez

Carlos A. Gulisano

Pedro E. Aylwin Chiorrini

Robert Bedingfield

Jamie B. Coulter

Constantin Papadimitriou

Registered office:

Cumberland House

9th Floor

1 Victoria Street

Hamilton HM11

Bermuda

27 July 2018

2	ANNUAL GENERAL MEETING

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 10 a.m. GMT-4 on July 27, 2018 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

Ordinary Business

Election and Re-appointment of Directors (Resolutions 1 to 8)

1.	Gerald Eugene O’Shaughnessy who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

2.	James Franklin Park who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

3.	Juan Cristóbal Pavez, who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

4.	Carlos Alberto Gulisano, who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

5.	Pedro Enrique Aylwin,Chiorrini who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director to serve until the next AGM.

6.	Robert Bedingfield, who was re-appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

7.	Jamie Bennett Coulter, who was appointed to the Board at the 2017 AGM of the Company to serve until the 2018 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

8.	Constantin Papadimitriou, who was appointed to fill a vacancy in the Board by Resolution of the Directors dated May 7, 2018 to serve until the 2018 AGM, is a candidate for election as Non-Executive Director to serve until the next AGM.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 7 propose the re-appointment of all the retiring Directors. Resolution 8 proposes the appointment of a new candidate to the Board.

Please see below brief biographical details of each of the Directors standing for election and re-election pursuant to Resolutions 1 to 8.1 Your Board of Directors values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 8 electing and re-electing each of the Directors.

_________________

1 Director´s share ownership is as of March 15, 2018, except for Mr. Constantin Papadimitriou whose share ownership as of May 7, 2018. For further details, please refer to the Company´s Annual Report.

Gerald Eugene

O’Shaughnessy

Age: 69

Wichita,Kansas,

USA

Director Since:

 May 2002

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s.  Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

Committee Memberships

Nomination Committee - Member

Technical Commitee – Member

Shares and Share Equivalents Held

Common Shares 7,213,316

James F.

Park

Age: 62

Buenos Aires,

Argentina

Director Since:

May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships

Nomination Committee - Member

Technical Committee - Member

Disclosure Committee – Member

Shares and Share Equivalents Held

Common Shares 7,891,269

Juan Cristóbal

Pavez

Age: 48

Santiago de Chile,

Chile

Director Since:

 August 2008

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Committee Memberships

Compensation Committee - Chairman

Audit Committee - Member

Shares and Share Equivalents Held

Common Shares 2,964,162

Carlos A.

Gulisano

Age: 67

Buenos Aires,

Argentina

Director Since:

July 2010

Carlos Alberto Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at the national technology research council in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States.

Committee Memberships

Technical Committee - Chairman Compensation Committee - Member

Shares and Share Equivalents Held

Common Shares 193,327

Pedro E. Aylwin

Chiorrini

Age: 58

Santiago de Chile,

Chile

Director Since:

July 2013

Pedro Enrique Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships

Nomination Committee - Chairman

Shares and Share Equivalents Held

Common Shares 220,859

Robert

Bedingfield

Age: 70

Potomac, Maryland,

USA

Director Since:

March 2015

Robert Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships

Audit Committee - Chairman

Nomination Committee - Member

Shares and Share Equivalents Held

Common Shares 82,495

6 ANNUAL GENERAL MEETING

Jamie B.

Coulter

Age: 77

Wichita, Kansas,

USA

Director Since:

May 2017

Jamie B.Coulter is a well-respected businessman, renown for spearheading the growth of a variety of businesses in diverse sectors. Mr. Coulter currently serves as Chairman and CEO of Coulter Enterprises Inc., a private investment firm. Mr. Coulter has been an investor in and strong supporter of GeoPark since 2006. Mr. Coulter was a leader in the food retail and restaurant business for more than 46 years. He built and became the Chief Executive Officer of Lone Star Steakhouse & Saloon, a company that was awarded IPO of the year and Forbes Magazine #1 Best Small Company in America for 3 consecutive years. In addition to Lone Star, he developed and operated Pizza Hut and Kentucky Fried Chicken restaurants and became the largest Pizza Hut franchisee, was inducted to the Pizza Hut Hall of Fame, and was named the Restaurants & Institutions CEO of the year. Mr. Coulter has both operating and investment experience in the oil and gas business, including, the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has a successful track record as an oil and gas investor and has been an active participant in the North American shale plays during the last ten years.

Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation; Director of Jimmy Johns, LLC; Director of Realm Cellars; Director of Cirq Estates, LLC; Director of KB Wines, LLC; Member of the Board of Trustee for HCA Wesley Medical Center and Member of the Texas Heart Institute Foundation Board. Mr. Coulter has previously served as Chairman of the Board of Directors of the Young Presidents’ Organization; Director of Empower America; Chairman of the Venice International University of Leadership; Chairman of the Board of the International Pizza Hut Franchise Holders’ Association; Chairman of the Board of Trustees of Friends University; Member of the Board of Advisors of The Wichita State University Center for Entrepreneurship; Member of the Board of Trustees for the University of Kansas School of Business; Director of Intrust Bank, N.A. and Chairman of the Board of Fox & Hound Restaurant Group.

Committee Memberships

Compensation Committee - Member

Shares and Share Equivalents Held

 Common Shares 1,817,587

Constantin

Papadimitriou

Age: 57

Switzerland

Director Since:

May 2018

Mr. Papadimitriou has been a member of our board of directors since May 2018. Mr. Papadimitriou holds an Economics and Finance degree from Geneva University and post graduate Diploma in European Studies also from Geneva University. Mr. Papadimitriou is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects. Mr. Papadimitriou was one of the original “friends and family” investors in GeoPark in its early days in 2004. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously he was CEO of Cavamont Geneva. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). Mr. Papadimitriou is also the founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek language school of Geneva and Lausanne.

Shares and Share Equivalents Held

Common Shares 20,000

Auditors (Resolution 9)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. Price Waterhouse & Co S.R.L. has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 9 to re-appoint Price Waterhouse & Co SRL as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 10)

Resolution 10 authorizes the Audit Committee to fix the remuneration of Price Waterhouse & Co S.R.L.

Annual Report and Accounts

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2017, together with the Auditors’ report on the 2017 Financial Statements.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM, as they intend to do in respect of their beneficial holdings representing, in aggregate, 33.63%2 of the issued share capital of the Company.

Yours sincerely,

_________________

2 As of March 15, 2018. Does not include Mr. Papadimitriou’s participation, equivalent to 0,03% as of May 7, 2018.

ANNUAL GENERAL MEETING

Santiago, Chile, 27 July 2018

WWW.GEO-PARK.COM

ITEM 4

Dear Fellow Shareholders:

We are pleased to report that our GeoPark team again outperformed in 2017 – making us a better, stronger, more capable, and more valuable Company than ever before.

The international investment community began taking increased notice of our enduring growth track record and GeoPark was the best performing upstream oil and gas company on the New York Stock Exchange in 2017 with a 130% share price increase.

A continuous theme of GeoPark is ‘Vamos por Mas’ (‘Let’s Go for More’) and our 2017 performance delivered mas (more) in all key fundamentals of our business:

Mas Oil and Gas

Success in our industry begins by being able to consistently find, develop and produce oil and gas. Last year, GeoPark extended its exceptional 15 year growth track record and increased production by 23% to a record 27,586 boepd with an exit production of 31,977 boepd. In Colombia, production grew by 39% to 21,787 boepd. After producing over 10 million boe during the year, we replaced and grew our certified oil and gas reserves with proven (1P) reserves increasing by 24% to 97 million boe and total proven and probable (2P) reserves increasing by 11% to 159 million boe. In Colombia, 2P reserves increased by 31% from the continuing extension of the large Tigana and Jacana oil fields.

Mas Efficiencies / Lower Costs

Being the safest lowest-cost driller and producer of oil and gas are the critical factors in achieving long term industry leadership and economic success - with an even greater emphasis in today’s world of oil price volatility. GeoPark’s operational strength has allowed us to relentlessly drive down capital and operating costs to

Letter to Shareholders 1

achieve top-performing metrics, with 2P finding and development costs of $4.0 per boe (consolidated) and $2.8 per boe (Colombia), and operating costs of $7.3 per boe (consolidated) and $4.3 per bbl (Colombia Llanos 34). Our passion for cost efficiency has resulted in 90% of GeoPark’s production being cash flow positive at oil prices of just $25-30 per barrel.

Mas Cash / Capital Strength

Differentiating us from most of our industry peers, GeoPark is a self-funding growing cash-generating company - meaning our own cash flows are sufficient to pay for and expand our business. Cash flows from operating activities were up 72% to $142 million and Adjusted EBITDA more than doubled to $176 million. We also successfully lowered borrowing costs and extended debt maturities by issuing a new bond for $425 million, at 6.5% due in 2024, and which was substantially oversubscribed by top tier international investors. We closed 2017 with $135 million in cash.

Mas Value

With our new oil and gas discoveries in 2017 and increasingly-efficient cost structure, the independently-certified net present value (NPV) of GeoPark’s 2P oil and gas reserves increased by 21% to a value of $2.3 billion (despite using lower price decks compared to 2016). Last year we invested $106 million and increased our NPV by $404 million. On a ‘per share’ basis and deducting outstanding net debt and minority interests, our net debt adjusted 2P NPV per share increased by 24% to $29.2 per share (or $15.8 per share for Colombia alone). This means our market share price is still significantly below the underlying value of our oil and gas assets.

Mas Acreage / Upside

GeoPark has steadily and economically built an extensive land position across Latin America – with more than five million acres in 29 blocks in 9 proven hydrocarbon

Letter to Shareholders 2

basins in 5 countries, consisting of a risk-balanced mix of production, development, exploration and unconventional resource projects. This large acreage platform is one of our most powerful assets – one that does not show up on a balance sheet – but which provides the foundation for long term growth. On our acreage, GeoPark has identified new geological plays and prospects – that is, new potential oil and gas fields – with audited exploration resources of 700 million to 1.3 billion boe.

Mas Opportunity

One of the pillars of GeoPark’s business plan is our success in identifying and acquiring new high quality projects on attractive terms. Our continuous efforts to uncover new business opportunities over the last 10+ years in targeted hydrocarbon basins has built a $2+ billion new project inventory in Colombia, Brazil, Argentina, Peru, Ecuador and Mexico – with an active focus on initiatives with Latin American national oil companies. In early 2018, GeoPark entered into a new acquisition partnership with ONGC, the national oil company of India, to support and join our efforts to expand our upstream portfolio across Latin America.

Mas Capabilities

Our big ambitions require us to prepare for our future by continuously investing in our capacities and know-how and to become the best at every component of our business. Last year we continued to invest in our technical, financial and management excellence and strengthen our country business unit teams, including new leadership in Peru and Argentina. This includes dynamically structuring our organizational and leadership framework to more effectively manage our growing enterprise and capture the future.

Mas Safe, Clean and Neighborly Operations

Our in-house-designed value system called SPEED is GeoPark’s competitive advantage. SPEED represents our character, guides our behavior and defines our

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success. It creates positive interdependence with the communities where we operate and ensures safe and environmentally-clean operational performance – with the goal to be the partner-of-choice, employer-of-choice and neighbor-of-choice. From 2015 to date, GeoPark is the only major operator in Colombia with zero work interruptions. In 2017, GeoPark was awarded the ISO 14001 environmental management certification in Colombia.

Vision and Alignment

As described in our Business Guidelines which accompany every Annual Report, GeoPark’s long term value proposition is to build the leading oil and gas independent company in Latin America – a region of unlimited hydrocarbon resources, a welcoming business environment, and little competition. An advantage in creating our Company has been a consistent long term vision and conservative business plan that are supported and shared by our shareholders, Board of Directors, management and employee team.

It is our steady focus on this bigger prize that has allowed us to build the foundation and tools needed for the long term and to push forward regardless any short term cycles or sentiment. We believe our strength and unique position across the region today results from this alignment and gives us even more advantages in achieving our ambitious goals.

People

As our history has proved, great people create great results. We are pleased to recognize and thank the women and men who have built and are continuing to build GeoPark. They are our heart and engine, and have faced and met every challenge with a professionalism, creativity and agility that keeps propelling us forward.

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As an entrepreneurial and battle-tested company that has grown from scratch into one of Latin America’s leading independents, we attribute our success to a proud culture based on trust – and which is the catalyst for our continuous record of safe, clean, neighborly, transparent and successful operations.

Our gratitude extends to the persistently supportive families of all our team members who have contributed immensely to where we have been and where we are going. We were fortunate to join with all employees and spouses this year for GeoPark’s Fifteenth Anniversary to express our thanks personally and to celebrate together our powerful culture, impressive accomplishments and big expectations for each other.

A special thanks also to our hard-working Board of Directors. We are saddened by the unfortunate passing of Peter Ryalls and Michael Dingman and sincerely grateful for their important and valuable contribution to our Company.

Business Platform

GeoPark’s business plan follows a technical approach to identify high value under-exploited proven hydrocarbon basins – based on geological, infrastructure and regulatory factors. We then work to establish strategic positions in the targeted regions. Our systematic expansion to date has resulted in building stable and growing businesses in Colombia, Chile, Brazil, Argentina and Peru. Each country is managed by reputable and professional local teams, with supporting production and cash flows, attractive underlying reserves and resources, and inventories of new project opportunities.

Our independent country businesses are further enhanced by being supported by an overall corporate organization, which improves efficiencies, reduces costs through operational and financial synergies, controls quality, drives performance,

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and more effectively grows our overall company by allocating capital to the best shareholder value-adding projects.

Briefly looking at each of our businesses:

Colombia Business

GeoPark is leading the strongest upstream project in Colombia and one of the most attractive onshore projects in Latin America today. In less than five years we grew from zero to be the third largest oil operator in the country – and are currently proving up what is being called the largest oil field discovery in Colombia in the last 20 years.

Our key asset is the Llanos 34 Block (GeoPark operated), which we have grown from 0 to 50,000+ bopd gross production. During 2017, following successful appraisal drilling in the Tigana and Jacana oil fields and new oilfield discoveries – Curucucu, Chiricoca, and Jacamar – we materially increased our Colombian certified 1P and 2P reserves by 64% and 31% to 66 million boe and 88 million boe respectively. Our 2P reserve life index reached 11 years and the reserve replacement ratio was 360%. Our 1P NPV and 2P NPV in Colombia increased to $1.1 billion and $1.4 billion respectively.

Llanos 34 is a highly-attractive, low risk, low cost and high netback block which provides a large scale profitable production base even in low oil price environments. Due to the expertise of our local teams, net finding and development costs (F&D costs) for 2017 were just $2.4 per boe (1P). We have a big inventory of well sites (75+) to continue growing production, with IRRs exceeding 500% and six-month paybacks (assuming a $50 per barrel Brent oil price). Our economics and return on capital in Llanos 34 are highly profitable and beat almost any North American conventional or unconventional play.

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In a constant effort to reduce transportation costs and improve netbacks, we are constructing a new 30 km flow line to connect Llanos 34 to the main Colombian pipeline infrastructure.

During 2017, GeoPark also acquired attractive exploration acreage (Tiple and Zamuro), adjacent to Llanos 34, by farming-in with a commitment to drill two exploration wells in 2018.

Argentina Business

Our team is continuing to strengthen our position in Argentina, where it has a proven history of exploration success.

In August 2017, we made a successful new light oil field discovery with the Rio Grande Oeste exploration well in the CN-V Block in the Neuquen Basin. An adjacent prospect will be drilled in 2018.

In December 2017, GeoPark acquired a 100% working interest in and operatorship of three new blocks (Aguada Baguales, El Porvenir and Puerto Touquet) in the heart of the Neuquen Basin with production, development, exploration and unconventional resource potential. The blocks are currently producing 2,400-2,500 boepd and were acquired at a value of $4 per boe 2P reserves. In addition to its attractive upside potential, this acqusition represents a good fit with our existing platform in Argentina with cost savings and operational synergies.

Peru Business

GeoPark continues working to prepare for the development of the Morona Block. This project has become emblematic for Peru and represents PetroPeru’s return to upstream activity. GeoPark was selected as the partner-of-choice and awarded the operatorship with a 75% working interest. We recently signed a cooperation

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agreement with the local indigenous communities to work together to complete the Environmental Impact Assessment which is expected to be submitted in 2018.

Morona is a large block in the proven Maranon Basin with a large upside potential (approximately 320-500 million boe) with several high impact plays and prospects. The block’s key asset is the Situche Central oil field, which was discovered and proven up by two wells (which tested at a combined rate of 7,500 bopd), and which has certified gross 3P reserves of 83 million barrels, a big 200 million barrel potential, and the opportunity for near term cash flow. Morona represents an important acquisition for GeoPark that significantly increases our overall inventory of reserves and exploration resources and can contribute to our long term durable growth. GeoPark has designed a phased work program that is expected to put the Situche Central field into production initially through a long-term test to begin generating cash flow – with ‘first oil’ targeted for 2019.

Brazil Business

Our Brazil business represents a strategic base with a fully-developed, secure, cash flow-producing asset (a non-operated interest in the Manati field, one of Brazil’s largest producing gas fields, operated by Petrobras) and 8 exploration blocks in onshore mature proven hydrocarbon basins (Potiguar, Reconcavo, and Sergipe Alagoas). GeoPark will drill 2-3 exploration wells in 2018 to continue testing this potential.

GeoPark also has identified attractive onshore hydrocarbon opportunities in Brazil and is working with Petrobras in its divestment efforts with the objective of expanding our asset base.

Chile Business

We are Chile’s first private oil and gas producer. We built the business from a flat-footed start-up in 2006 to a solid business with current production of approximately

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2,900 boepd (66% gas, 34% oil), 2P reserves of 34 million boe and 5 blocks with 0.8 million acres, consisting of approximately 375-700 million boe of exploration and unconventional resources. Over 20 million boe have already been produced by GeoPark in Chile and we divested 20% of our project in 2011 for approximately $150 million.

Our Chilean team has done an excellent job improving efficiencies and maintaining production stability with very little new investment. Production and reserves decreased in 2017 due the natural decline of the fields and limited drilling activity since the end of 2014. In early 2017, GeoPark extended its gas off-take contract with Methanex to 2026 to supply its large methanol plant in Punta Arenas.

In early 2018, GeoPark drilled and tested a new shallow El Salto formation prospect and discovered the Uaken gas field; which creates a new low cost gas play across the Fell Block.

New Projects and Countries

With our focus on achieving scale, GeoPark is always in the hunt to acquire attractively-valued new oil and gas upstream opportunities across Latin America and we have built an impressive inventory of new projects over the last ten years. Following the lower oil price environment, national oil companies, which control the biggest and best hydrocarbon acreage, are reevaluating their portfolios and initiating divestment programs. Our regional platform, expertise and reputation give us first mover advantage in potentially acquiring these attractive projects.

We are also working towards establishing new platforms in Mexico and Ecuador, where regulatory reforms have opened the door for private companies to access highly attractive hydrocarbon assets – many of which are an excellent fit for GeoPark’s skill set.

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As a result of our existing large and diversified organic asset portfolio, GeoPark has the advantage of being a patient asset acquirer, and can wait for the right market opportunities to acquire the right projects at the right prices. To enhance our position as the preferred buyer in the region, we also have created strategic acqusition partnerships with strong players, such as ONGC from India.

Outlook

As a Company, GeoPark is built to prosper in a $40-45 oil price world. The current increased price environment allows us to further expand our programs and achieve greater returns – while maintaining our inherent discipline and focus on cost and value.

Our 2018 work and investment program targets a $140-150 million capital investment program (considering Brent oil prices of $60 per barrel), and is fully funded by operating cash flow.

The work program provides for a 40+ well drilling program targeting production growth of 25-30% (including the new Argentine assets) and an exit production of 38,000-39,000 boepd, and includes:

•	29-31 gross well development, appraisal and exploration drilling program and new flowline construction in the Llanos 34 and adjacent blocks in the Llanos Basin in Colombia

•	6-7 gross well exploration drilling program in the Neuquen Basin in Argentina

•	Environmental impact assessment and preliminary engineering and facility work on the Morona Block in the Maranon Basin in Peru

•	2-3 gross well exploration drilling program in the onshore Reconcavo and Potiguar Basins in Brazil

•	1-2 gross well exploration and development drilling program on the Fell Block in the Magallanes Basin in Chile

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GeoPark has developed and proven-up a highly-effective capital allocation methodology to manage its five country portfolio. This system enables us to review and select from a wide range of projects generated by each business unit team with different returns, potentials, risks, sizes, timelines and geographies. It ensures that capital is always directed to our top value-adding projects after ranking them on technical, strategic and economic criteria. It creates a healthy competition between our different business units which further helps drive performance. It also provides greater security in volatile markets by allowing us to easily add or remove projects depending on oil prices and project performance – and to fine-tune our desired risk exposure.

Thank You

Our sincere thanks and appreciation to our shareholders – old and new alike – who have partnered with us, believe in our project, and support our efforts. In 2017, we continued our campaign to reach out to new investors and better align our market value with the underlying asset value we have unlocked in the field. As a result, we were the leading E&P stock performer last year and our stock trading volumes have begun to accelerate (now at levels exceeding $5 million per day) which has opened up shareholder participation to the wider investment community.

As always, your comments and recommendations are welcomed and appreciated. We please invite you to visit us in the field or at any of our offices to get to know us better and learn first-hand how we work.

We look forward to delivering and reporting to you on our results in 2018.

Sincerely,

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